UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Gazit-Globe Ltd.

File No. 333-178320 - CF#26987

Gazit-Globe Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on December 5, 2011.

Based on representations by Gazit-Globe Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through August 21, 2012
Exhibit 10.8	through May 17, 2020
Exhibit 10.9	through September 19, 2021
Exhibit 10.10	through September 19, 2021
Exhibit 10.11	through April 18, 2016
Exhibit 10.12	through April 18, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel